Exhibit 99.2

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED

JUNE 30, 2011 AND 2010

(AMOUNTS IN CANADIAN DOLLARS)

AUGUST 10, 2011

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of Canadian dollars) (Unaudited)

June 30,		December 31,
	2011	2010

ASSETS

CURRENT
Cash	$1,124	$51
Accounts receivable	206	151
Deposits and prepaid expenses	38	36
	1,368	238
INVESTMENT IN GE ASSET MANAGER, LLC (Note 4)	1	15
CAPITAL ASSETS	26	31
	$1,395	$284

LIABILITIES

CURRENT
Accounts payable	$417	$400
Accrued liabilities	154	219
Deferred revenue	110	3
Notes payable (Note 5)	-	530
Current portion of secured subordinated notes (Note 6)	520	501
	1,201	1,653
SECURED SUBORDINATED NOTES (Note 6)	133	204
	1,334	1,857

SHAREHOLDERS’ DEFICIENCY

Share capital (Note 7)	113,514	110,767
Contributed surplus	3,462	3,462
Warrants (Note 8)	1,005	834
Stock options (Note 9)	3,117	1,949
Other options (Note 7)	108	-
Conversion feature on secured subordinated notes (Note 6)	352	458
Deficit	(121,497)	(119,043)
	61	(1,573)
	$1,395	$284

Going concern (Note 2)
Subsequent event (Note 14)

See accompanying notes to unaudited interim consolidated financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (in thousands of Canadian dollars, except per share amounts) (Unaudited)
	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
		(Note 13)		(Note 13)
Revenues (Note 10)	$187	$124	$370	$274
Operating expenses:
General and administrative	585	351	957	738
Customer service and technology	181	184	362	376
Sales and marketing	65	41	134	92
Stock-based compensation	1,170	104	1,253	297
Depreciation	6	5	12	11
Total operating expenses	2,007	685	2,718	1,514
Loss from operations before the under-noted	(1,820)	(561)	(2,348)	(1,240)

Interest expense:
Interest on notes payable and secured subordinated notes	28	32	73	61
Accretion of secured subordinated notes (Note 6)	33	28	69	54
Total interest expense	61	60	142	115
Other income:
Income from GE Asset Manager, LLC (Note 4)	1	7	36	28
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$(1,880)	$(614)	$(2,454)	$(1,327)
LOSS PER SHARE, BASIC AND DILUTED	$(0.009)	$(0.004)	$(0.013)	$(0.008)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED (000’s)	188,796	162,005	183,341	161,523

See accompanying notes to unaudited interim consolidated financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (in thousands of Canadian dollars) (Unaudited)
SIX MONTHS ENDED JUNE 30, 2011

	Share Capital	Contributed Surplus	Warrants	Stock Options	Other Options	Conversion Feature on Secured Notes	Deficit	Total
Opening balance - January 1, 2011	$110,767	$3,462	$834	$1,949	$-	$458	$(119,043)	$(1,573)
Changes:
Conversion of notes	179	-	48	-	-	(106)	-	121
Equity private placement	456	-	149	-	108	-	-	713
Warrants issued for debt settlement	-	-	200	-	-	-	-	200
Exercise of warrants	1,896	-	(226)	-	-	-	-	1,670
Payment of interest	1	-	-	-	-	-	-	1
Exercise of stock options	215	-	-	(85)	-	-	-	130
Stock-based compensation	-	-	-	1,253	-	-	-	1,253
Loss for the period	-	-	-	-	-	-	(2,454)	(2,.454)
Closing balance – June 30, 2011	$113,514	$3,462	$1,005	$3,117	$108	$352	$(121,497)	$61

SIX MONTHS ENDED JUNE 30, 2010

	Share Capital	Contributed Surplus	Warrants	Stock Options	Other Options	Conversion Feature on Secured Notes	Deficit	Total
Opening balance - January 1, 2010	$110,240	$3,071	$490	$1,435	$-	$547	$(116,011)	$(228)
Changes:
Conversion of notes	117	-	41	-	-	(89)	-	69
Exercise of warrants	170	-	(27)	-	-	-	-	143
Payment of interest	48	-	-	-	-	-	-	48
Exercise of stock options	7	-	-	(3)	-	-	-	4
Stock-based compensation	-	-	-	297	-	-	-	297
Loss for the period	-	-	-	-	-	-	(1,327)	(1,327)
Closing balance – June 30, 2010	$110,582	$3,071	$504	$1,729	$-	$458	$(117,338)	$(994)

See accompanying notes to unaudited interim consolidated financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian dollars) (Unaudited)
	Six Months Ended June 30,
	2011	2010
		(Note 13)
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES

OPERATING
Loss for the period	$(2,454)	$(1,327)
Items not affecting cash:
Stock-based compensation	1,253	297
Depreciation	12	11
Accretion of secured subordinated notes	69	54
Income from GEAM, LLC	(36)	(28)
	(1,156)	(993)
Changes in non-cash operating working capital (Note 12)	205	450
	(951)	(543)

INVESTING
Cash distribution from investment in GEAM, LLC (Note 4)	50	60
Purchase of capital assets	(7)	-
	43	60

FINANCING
Repayment of notes payable (Note 5)	(530)	152
Warrants exercised (Note 8 (c))	1,669	143
Stock options exercised (Note 9 (d))	129	4
Issuance of common shares and warrants (Note 7 (c))	838	-
Share issuance costs (Note 7 (c))	(125)	-
	1,981	299

NET CASH INFLOW (OUTFLOW) DURING THE PERIOD	1,073	(184)
CASH, BEGINNING OF PERIOD	51	210
CASH, END OF PERIOD	$1,124	$26

SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS

Interest paid	$79	$10

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES –See Note 12

See accompanying notes to unaudited interim consolidated financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Six Month Periods Ended June 30, 2011 and 2010
(in Canadian dollars) (Unaudited)

1.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
In conjunction with the Company's annual audited consolidated financial statements to be issued under International Financial Reporting Standards (IFRS) for the year ended December 31, 2011, these unaudited interim consolidated financial statements present Northcore's financial results of operations and financial position under IFRS as at and for the three and six month periods ended June 30, 2011, including 2010 comparative periods.  As a result, they have been prepared in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards, and with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).  These unaudited interim consolidated financial statements do not include all the necessary annual disclosures in accordance with IFRS.  Previously, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles ("previous GAAP").

The preparation of these unaudited interim consolidated financial statements resulted in selected changes to Northcore's accounting policies as compared to those disclosed in the Company's annual audited consolidated financial statements for the period ended December 31, 2010 issued under previous GAAP.  A summary of the significant changes to Northcore's accounting policies is disclosed in Note 13 along with reconciliations presenting the impact of the transition to IFRS for equity as at June 30, 2010 and comprehensive loss for the three and six month periods ended June 30, 2010.

A summary of Northcore's significant accounting policies under IFRS is presented below. These policies have been retrospectively and consistently applied except where specific exemptions permitted an alternative treatment upon transition to IFRS in accordance with IFRS 1 as disclosed in Note 13.

There have been no changes in the accounting policies since March 31, 2011.  Further, the Company’s accounting policies, the financial position at the date of transition, and various pre-changeover GAAP/IFRS reconciliations were presented in the March 31, 2011 financial statements.  These reconciliations included reconciliation of equity as at January 1, 2010 and at December 31, 2010, and reconciliation of comprehensive loss for the year ended December 31, 2010.

These unaudited interim consolidated financial statements have been prepared on a historical cost basis.  These statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2010.  These statements were approved by the Board of Directors on August 10, 2011.

Principles of Consolidation
The unaudited interim consolidated financial statements include the accounts of the Company and its subsidiaries.  Investments in associates and interests in joint ventures are accounted for using the equity method.  Intercompany balances and transactions are eliminated on consolidation.

Foreign Currencies
The unaudited interim consolidated financial statements are presented in Canadian dollars, which is the Company’s functional and presentation currency.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Six Month Periods Ended June 30, 2011 and 2010
(in Canadian dollars) (Unaudited)

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the statement of operations.

Assets and liabilities of entities with functional currencies other than Canadian dollars are translated at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period.  The resulting translation adjustments are included in accumulated other comprehensive income in shareholders’ equity.

Adoption of New Accounting Policies

IFRS
March 31, 2011 is Northcore’s first reporting period under IFRS.  Accounting standards effective for periods beginning on or after January 1, 2011 have been adopted as part of the transition to IFRS.

Share-Based Payments
The Company issues stock-based awards in the form of stock options that vest over each specified time period. The options normally expire five years from the date of the grant.

Under IFRS 2, Share-Based Payments, expense is based on the fair value of the awards granted.  The expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied.  For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period.

At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in profit or loss.

Under previous GAAP, the Company recognized the fair value of the award, determined at the time of the grant, on a straight-line basis over the respective vesting period.  Accordingly, this will result in each grant being recognized as an expense at a faster rate under IFRS than under previous GAAP.  The impact of adopting IFRS 2 has been disclosed in Note 13.

Investments
On May 12, 2011, the IASB issued the new standard, IFRS 11, Joint Arrangements.  The effective date for this standard is January 1, 2013, with early adoption permitted.  This standard requires investments in joint ventures to be accounted using the equity method in accordance with IAS 28, Investments in Associates.

On September 23, 2003, the Company established a joint venture with GE Commercial Finance, with each entity holding a 50 percent interest in the joint venture. The joint venture operates under the name of GE Asset Manager (GEAM), LLC. Prior to January 1, 2011, the consolidated financial statements of the Company reflected the Company’s pro rata share of the joint venture’s assets, liabilities, and results of operations in accordance with the proportionate consolidation method of accounting.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Six Month Periods Ended June 30, 2011 and 2010
(in Canadian dollars) (Unaudited)

The Company has elected to early adopt IFRS 11, and as a result, assets, liabilities, income and expense accounts have been restated to reflect the investment using the equity method of accounting since its inception (See Note 13).

Impairment
IAS 36, Impairment of Assets, requires a write-down to be recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use, is less than the carrying value.  Reversals of impairments are recognized when there has been a subsequent increase in the recoverable amount.  In this event, the carrying amount of the asset is increased to its revised recoverable amount with an impairment reversal recognized in profit or loss.  The recoverable amount is limited to the original carrying amount less depreciation and amortization as if no impairment had been recognized for the asset for prior periods.

Financial Instruments - Classification of Financial Instruments
Accounting treatment of financial assets and liabilities subsequent to initial recognition, including accounting for respective gains and losses, depends on how they are classified.

Financial assets are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments or available-for-sale financial assets, as appropriate.  The Company determines the classification of its financial assets at initial recognition.

Financial liabilities are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or other liabilities, as appropriate.  The Company determines the classification of its financial liabilities at initial recognition.

Financial Instruments - Measurement of Financial Assets
When financial assets are recognized initially, they are measured at fair value on the date of acquisition plus directly attributable transaction costs except financial instruments carried at fair value through profit or loss.  Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are recognized in profit or loss.  The measurement of financial instruments after initial recognition depends on their initial classification.  All financial assets are measured at fair value except for loans and receivables, held-to-maturity assets and, in rare circumstances, unquoted equity instruments whose fair values cannot be measured reliably, or derivatives linked to, and that must be settled by the delivery of, such unquoted equity instruments that cannot be measured reliably.

Investments in equity instruments that are traded in an active market are carried at fair value based on quoted market prices at the financial position date.  Investments in equity instruments that are not quoted in an active market are measured at fair value unless fair value cannot be reliably measured. In such cases the investments are measured at cost.

Financial Instruments - Measurement of Financial Liabilities
All financial liabilities are recognized initially at fair value.  For loans and borrowings, directly attributable transaction costs are applied against the balance of the liability.  The Company’s financial liabilities include trade and other payables, loans and borrowings, and derivative financial instruments.

•	Loans and Borrowings
After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Six Month Periods Ended June 30, 2011 and 2010
(in Canadian dollars) (Unaudited)

into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate method.  The effective interest rate method amortization is included in finance costs in the consolidated statement of profit or loss.

•	Convertible Debentures
IAS 32, Financial Instruments - Presentation, requires the equity component of a compound financial instrument be assigned the residual amount after deducting from the fair value of the compound financial instrument as a whole the amount separately determined for the liability component.  However, under IFRS 1, if the liability component of the instrument has either been settled or converted prior to the date of transition, an entity can elect not to split the amount recognized into the debt and equity components.

Financial Instruments – De-recognition of Financial Liabilities
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a de-recognition of the original liability and the recognition of a new liability. Any loss on the de-recognition of the original liability is recognized in profit or loss.

New Accounting Pronouncements Yet to be Adopted

IFRS 9 – Financial Instruments
As of January 1, 2013, Northcore will be required to adopt IFRS 9, Financial Instruments, which is the result of the first phase of the IASB’s project to replace IAS 39, Financial Instruments – Recognition and Measurement.  The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.  The Company is evaluating the impact of this standard.

2.	GOING CONCERN

While the accompanying unaudited interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption.  Financial statements are required to be prepared on a going concern basis unless management either intends to liquidate the Company or cease trading or has no realistic alternative but to do so within the foreseeable future.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operations.  The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2010.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

These unaudited interim consolidated financial statements do not include adjustments or disclosures that may result from the Company’s inability to continue as a going concern.  If the going concern assumption were not appropriate for these unaudited interim consolidated financial statements, then

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Six Month Periods Ended June 30, 2011 and 2010
(in Canadian dollars) (Unaudited)

adjustments would be necessary in the carrying values of assets and liabilities, the reported net losses and the financial position classifications used.

The continued existence beyond June 30, 2011 is dependent on the Company’s ability to increase revenue from existing products and services, and to expand the scope of its product offering which entails a combination of internally developed software and business ventures with third parties, and to raise additional financing.

3.	TRANSACTIONS WITH RELATED PARTIES

Parties related to the Company include officers and Board members.  Unless stated otherwise, no transactions include special characteristics or terms.  Balances are generally settled in cash.

During the quarter ended June, 2011, the Company recorded compensation expense to related parties in the amount of $83,000 (June 30, 2010 - $76,000).  During the six months ended June 30, 2011, the Company recorded compensation expense to related parties in the amount of $159,000 (June 30, 2010 - $151,000) to related parties.

4.	INVESTMENT IN GE ASSET MANAGER (GEAM), LLC

On September 23, 2003 the Company established a joint venture with GE Commercial Finance, with each entity holding a 50 percent interest in the joint venture.  The joint venture operates under the name of GE Asset Manager, LLC.  The joint business venture develops and markets asset management technology to customers in a broad range of industries.

Prior to January 1, 2011, the unaudited interim consolidated financial statements of the Company reflected the Company’s pro rata share of the joint venture’s assets, liabilities, and results of operations in accordance with the proportionate consolidation method of accounting.  Starting January 1, 2011, the Company early adopted IFRS 11, Joint Arrangements, and accounted for the investment using the equity method of accounting in accordance with IAS 28, Investments in Associates.  As a result of the early adoption, assets, liabilities, income and expense accounts have been restated to reflect the investment using the equity method of accounting since its inception (See Note 13).

During the six months ended June 30, 2011, the Company’s share in income from GEAM and cash distribution was $36,000 (June 30, 2010 - $28,000) and $50,000 (June 30, 2010 - $60,000), respectively.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Six Month Periods Ended June 30, 2011 and 2010
(in Canadian dollars) (Unaudited)

5.      NOTES PAYABLE

a)
The Series H notes payable matured on December 31, 2009 and were secured as per the Series H security terms; however, the final installment has not been remitted and the Company is currently in negotiation with the debt holders over the timing of the final settlement amount of $30,000.

During the year ended December 31, 2010, the Company paid $3,000 and accrued additional interest in the amount of $3,000.  The balance outstanding as at December 31, 2010 was $30,000.

During the quarter ended June 30, 2011, the Company paid this balance in full.

b)
On October 28, 2010, the Company received an operating loan from a private institution in the amount of $500,000.  The loan bears interest at 18.75 percent, matures in six months from the closing date and is secured by a general security agreement and common shares pledged by certain shareholders of the Company.  The balance outstanding as at December 31, 2010 was $500,000.

During the quarter ended March 31, 2011, the Company paid $100,000.  The balance outstanding as at March 31, 2011 was $400,000.

During the quarter ended June 30, 2011, the Company paid this balance in full.

6.	SECURED SUBORDINATED NOTES

a)	The following summarizes the face and carrying values of the secured subordinated notes.

Secured Subordinated Notes	June 30, 2011		December 31, 2010
	Face Value	Carrying Value	Face Value	Carrying Value
	(in thousands)
Series N	$565	$520	$600	$501
Series L	210	133	360	204
Closing balance	$775	$653	$960	$705
Current portion of notes	$565	$520	$600	$501
Long-term portion of notes	$210	$133	$360	$204

b)
During the quarter ended June 30, 2011, $150,000 (face value) of the Series L notes (book value of $91,000) were converted into 1,500,000 equity units, represented by 1,500,000 common shares valued at $50,000 and 1,500,000 warrants valued at $42,000.

Also during the quarter ended June 30, 2011, $35,000 (face value) of the Series N notes (book value of $30,000) were converted into 350,000 equity units, represented by 350,000 common shares valued at $8,000 and 350,000 warrants valued at $6,000.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Six Month Periods Ended June 30, 2011 and 2010
(in Canadian dollars) (Unaudited)

c)             As at June 30, 2011, accrued liabilities include $19,000 (December 31, 2010 - $62,000) of   unpaid interest payable relating to the secured subordinated notes.

d)	The following summarizes the face and carrying values of the liability and the equity components of the secured subordinated notes.

Secured Subordinated Notes (Liability Component)	Face Value	Carrying Value
	(in thousands)
Opening balance – January 1, 2011	$ 960	$ 705
Accreted (non-cash) interest	-	69
Conversion of notes:
Series L (Note 6 (b))	(150)	(91)
Series N (Note 6 (b))	(35)	(30)
Closing balance –June 30, 2011	$ 775	$ 653

Conversion Features on Secured Subordinated Notes including Conversion Feature of attached Warrants	Common Shares Issuable	Carrying Value
	(in thousands)
Opening balance – January 1, 2011	19,200	$ 458
Conversion of notes:
Series L (Note 6 (b))	(3,000)	(92)
Series N (Note 6 (b))	(700)	(14)
Closing balance – June 30, 2011	15,500	$ 352

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Six Month Periods Ended June 30, 2011 and 2010
(in Canadian dollars) (Unaudited)

7.    SHARE CAPITAL

a)	Authorized

Unlimited number of common shares
Unlimited number of preference shares – issuable in series

b)	Outstanding Common Shares

	Number	Amount
(in thousands of shares and dollars)
Opening balance – January 1, 2011	172,170	$110,767
Conversion of notes (Note 6 (b))	1,850	179
Equity private placement (Note 7 (c))	10,478	456
Warrants exercised (Note 8 (c))	13,438	1,896
Stock options exercised (Note 9 (c))	957	215
Payment of interest (Note 7 (d))	6	1
Closing balance –June 30, 2011	198,899	$113,514

c)	Equity Private Placement
On February 14, 2011, the Company completed a transaction resulting in the issuance of 10,478,000 equity units, priced at $0.08 per unit, for gross proceeds of $838,000 and net proceeds of $713,000 after deducting financing costs of $125,000.  Each equity unit consists of one common share and one share-purchase warrant.  Each warrant may be converted into a common share at an exercise price of $0.12, at any time prior to February 14, 2013.

The Company determined the fair value of the common shares and warrants at the issue date using the Cox-Rubenstein binomial valuation model.  The resultant pro rata fair values of the 10,478,000 common shares and 10,478,000 warrants, was $607,000 and $231,000, respectively.

In addition to the above financing costs, the Company issued 2,250,000 compensation options to the financing agent, Saratoga Finance Inc.  The options entitle the holder to purchase up to 2,250,000 equity units at a purchase price of $0.08 per unit, at any time prior to February 14, 2013.  Each equity unit consists of one common share and one share-purchase warrant.  Each warrant may be converted into a common share at an exercise price of $0.12, at any time prior to February 14, 2013.  Using the Cox-Rubenstein binomial valuation model, the Company has determined the fair value of these equity unit options to be $108,000 and included this amount in Other Options.

Total financing costs of $233,000 was recorded as a reduction to Share Capital and Warrants within Shareholders` Deficiency, in the amount of $151,000 and $82,000, respectively.

d)	Payment of Interest
During the quarter ended June 30, 2011, accrued interest in the amount of $1,000 relating to Series N notes was settled through the issuance of 6,000 common shares based on an average fair value of $0.18 per share.

8.     WARRANTS

a)	The following table summarizes the transactions relating to outstanding warrants.

	Number	Amount
	(in thousands of warrants and dollars)
Opening balance – January 1, 2011	15,818	$834
Conversion of notes (Note 6 (b))	1,850	48
Equity private placement (Note 7 (c))	10,478	149
Warrants issued for debt settlement (Note 8 (b))	2,900	200
Warrants exercised (Note 8 (c))	(13,438)	(226)
Closing balance – June 30, 2011	17,608	$1,005

b)	Warrants Issued For Debt Settlement
During the quarter ended June 30, 2011, the Company issued 2,900,000 share-purchase warrants for full settlement of recruiting fees to a third party in the amount of $200,000.  The warrants have an exercise price of $0.315 and an expiry date of June 29, 2013.

c)	Warrants Exercised
During the quarter ended June 30, 2011, warrant holders exercised 12,938,000 share-purchase warrants (book value of $208,000) for total proceeds of $1,594,000.

During the six months ended June 30, 2011, warrant holders exercised 13,438,000 share-purchase warrants (book value of $226,000) for total proceeds of $1,669,000.

9.	STOCK OPTIONS

a)
During the quarter ended June 30, 2011, the stock option plan of the Company was amended to increase the number of options available under the Plan by 10,000,000 to 26,500,000 options.  As at June 30, 2011, 19,939,000 stock options were outstanding to employees and directors of which 11,996,000 were exercisable.  As at December 31, 2010, 10,946,000 stock options were outstanding to employees and directors, of which 6,446,000 were exercisable.

b)
During the quarter ended June 30, 2011, the Company granted 9,950,000 stock options to employees, officers and directors of the Company.  The options have a weighted average exercise price of $0.27 and an expiry date of five years from the date of the grant.  The weighted average grant date fair value of $0.21 per option was valued using the Cox-Rubinstein binomial valuation model with the following assumptions: volatility of 100 percent based on a historical trend of five years, a risk free interest rate of 2.49 percent, a maturity of five years, average share price of $0.27 and a dividend yield of nil.

c)
The Company records compensation expense for stock options granted to employees and directors based on the fair value method of accounting.  For the three months ended June 30, 2011 and 2010, the employee stock option expense was $1,170,000 and $104,000, respectively.  For the six months ended June 30, 2011 and 2010, the employee stock option expense was $1,253,000 and $297,000, respectively.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Six Month Periods Ended June 30, 2011 and 2010
(in Canadian dollars) (Unaudited)

d)           During the quarter ended June 30, 2011, total proceeds of $93,000 were realized from the exercise of 657,000 stock options (book value of $62,000) at an average exercise price of $0.14.

During the six months ended June 30, 2011, total proceeds of $129,000 were realized from the exercise of 957,000 stock options (book value of $85,000) at an average exercise price of $0.13.

10.	REVENUES

Revenues are comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
	(in thousands)
Services	$126	$68	$250	$161
Hosting fees	61	56	120	113
	$187	$124	$370	$274

11.	FINANCIAL RISK FACTORS

a)	Credit Risk
Credit risk arises from the potential that a customer will fail to meet its contractual obligations under a software licensing and related services agreement or an e-commerce enabling agreement.

The Company invests its cash and cash equivalents with counterparties that are high credit quality.  Given these high credit ratings, the Company does not expect any counterparties to fail to meet their obligations.

Two customers accounted for 49 percent and 42 percent, respectively (June 30, 2010 – one customer accounted for 92 percent) of total revenues for the quarter ended June 30, 2011.  As at June 30, 2011, two customers accounted for 38 percent and 26 percent, respectively (December 31, 2010 – two customers accounted for 33 percent and 31 percent, respectively) of total accounts receivable.

The following table summarizes the aging of accounts receivable as at the reporting date.

June 30, 2011		December 31, 2010
	(in thousands)
Current	$123	$93
Past due (61-120 days)	71	46
Past due (> 120 days)	12	12
	$206	$151

The allowance for doubtful accounts recorded as at June 30, 2011 was $nil (December 31, 2010 - $nil).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Six Month Periods Ended June 30, 2011 and 2010
(in Canadian dollars) (Unaudited)

b)
Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due, as disclosed in Note 2 to the financial statements.  The Company manages its liquidity risk by continuously monitoring forecast and actual cash flows.

12.	SUPPLEMENTAL CASH FLOWS INFORMATION

The following table sets forth the changes in non-cash working capital items resulting from the inflow (outflow) of cash in the period.

	Six Months Ended June 30,
	2011	2010
	(in thousands)
Accounts receivable	$(55)	$123
Deposits and prepaid expenses	(2)	(8)
Accounts payable	17	139
Accrued liabilities	138	95
Deferred revenue	107	101
	$205	$450

The following table summarizes the non-cash financing activities of the Company.

	Six Months Ended June 30,
	2011	2010
	(in thousands)
Issuance of common shares in settlement of interest payments	$1	$48
Issuance of warrants for debt settlement	200	-

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Six Month Periods Ended June 30, 2011 and 2010
(in Canadian dollars) (Unaudited)

13.  TRANSITION TO IFRS

As discussed in Note 1, these unaudited interim consolidated financial statements represent Northcore’s presentation of the financial results of operations and financial position under IFRS for the period ended June 30, 2011 in conjunction with the Company’s annual audited consolidated financial statements to be issued under IFRS as at and for the year ended December 31, 2011.  As a result, these unaudited interim consolidated financial statements have been prepared in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards and with IAS 34, Interim Financial Reporting, as issued by the IASB.  Previously, the Company prepared its interim and annual consolidated financial statements in accordance with previous GAAP.

IFRS 1 requires the presentation of comparative information as at the January 1, 2010 transition date and subsequent comparative periods as well as the consistent and retrospective application of IFRS accounting policies, as presented in the March 31, 2011 financial statements.  To assist with the transition, the provisions of IFRS 1 allow for certain mandatory and optional exemptions for first-time adopters to alleviate the retrospective application of all IFRSs.  The Company has made the following elections in its consolidated financial statements at the transition date:

•	Share-Based Payments
On adoption of IFRS, an entity is not required under IFRS 2, Share-Based Payments to recognize share based payments vested before the entity’s IFRS transition date. IFRS 1 encourages, but does not require, application of its provisions to equity instruments granted on or before November 7, 2002. The Company expects to recognize under IFRS 2 all share-based awards that were recognized under previous GAAP that remained unvested at the transition date.

•	Financial Instruments
Under previous GAAP, the Company allocates the proceeds received from the issuance of compound financial instruments based on the relative fair values of each of the components.  IAS 32, Financial Instruments - Presentation, requires that the equity component of a compound financial instrument be assigned the residual amount after deducting from the fair value of the compound financial instrument as a whole the amount separately determined for the liability component.  However, under IFRS 1, if the liability component of the instrument has either been settled or converted prior to the date of transition, an entity can elect not to split the amount recognized into the debt and equity components.  The Company elected not to split any settled subordinated notes at transition date.

•	Business Combinations
On adoption of IFRS, an entity is permitted to apply IFRS 3, Business Combinations prospectively from the transition date, and therefore not restating business combinations that took place prior to the transition date.  As such, previous GAAP balances relating to business combinations entered into before the transition date have been carried forward without adjustment.

The following reconciliations present the adjustments made to the Company’s previous GAAP financial results of operations and financial position to comply with IFRS 1.  Reconciliations include the Company’s Consolidated Statements of Shareholders' Equity as at June 30, 2010 and Consolidated Statements of Operations and Comprehensive Loss for the three and six month periods ended June 30, 2010.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Six Month Periods Ended June 30, 2011 and 2010
(in Canadian dollars) (Unaudited)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY As at June 30, 2010 (in thousands of Canadian dollars)

	Share Capital	Contributed Surplus	Warrants	Stock Options	Conversion Feature on Secured Notes	Deficit	Total

Previous GAAP	$110,577	$3,071	$509	$1,581	$667	$(117,226)	$(821)
Opening retained earnings adjustment	-	-	-	10	-	(10)	-
Stock-based Compensation (Note 13 (a))	-	-	-	138	-	(138)	-
Investment in GEAM, LLC (Note 13 (b))	-	-	-	-	-	-	-
Secured Subordinated Notes (Note 13 (c))	5	-	(5)	-	(209)	36	(173)
IFRS	$110,582	$3,071	$504	$1,729	$458	$(117,338)	$(994)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Six Month Periods Ended June 30, 2011 and 2010
(in Canadian dollars) (Unaudited)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS Three Months Ended June 30, 2010 (in thousands of Canadian dollars, except per share amounts)

		IFRS ADJUSTMENTS
Previous GAAP		Stock-based Compensation	Investment in GEAM, LLC	Secured Subordinated Notes	IFRS
		(Note 13 (a))	(Note 13 (b))	(Note 13 (c))
Revenues	$ 132	$ -	$ (8)	$ -	$ 124
Operating expenses:
General and administrative	352	-	(1)	-	351
Customer service and technology	184	-	-	-	184
Sales and marketing	41	-	-	-	41
Stock-based compensation	74	30	-	-	104
Depreciation	5	-	-	-	5
Total operating expenses	656	30	(1)	-	685
Loss from operations before the under-noted	(524)	(30)	(7)	-	(561)

Interest expense:
Cash interest expense	32	-	-	-	32
Accretion of secured subordinated notes	37	-	-	(9)	28
Total interest expense	69	-	-	(9)	60
Other income:
Income from GEAM, LLC	-	-	7	-	7
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$ (593)	$ (30)	$ -	$ 9	$ (614)
LOSS PER SHARE, BASIC AND DILUTED	$ (0.004)				$ (0.004)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED (000’s)	162,005				162,005

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Six Month Periods Ended June 30, 2011 and 2010
(in Canadian dollars) (Unaudited)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS Six Months Ended June 30, 2010 (in thousands of Canadian dollars, except per share amounts)

		IFRS ADJUSTMENTS
Previous GAAP		Stock-based Compensation	Investment in GEAM, LLC	Secured Subordinated Notes	IFRS
		(Note 13 (a))	(Note 13 (b))	(Note 13 (c))
Revenues	$ 304	$ -	$ (30)	$ -	$ 274
Operating expenses:
General and administrative	740	-	(2)	-	738
Customer service and technology	376	-	-	-	376
Sales and marketing	92	-	-	-	92
Stock-based compensation	159	138	-	-	297
Depreciation	11	-	-	-	11
Total operating expenses	1,378	138	(2)	-	1,514
Loss from operations before the under-noted	(1,074)	(138)	(28)	-	(1,240)

Interest expense:
Cash interest expense	61	-	-	-	61
Accretion of secured subordinated notes	70	-	-	(16)	54
Total interest expense	131	-	-	(16)	115
Other income:
Income from GEAM, LLC	-	-	28	-	28
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$ (1,205)	$ (138)	$ -	$ 16	$ (1,327)
LOSS PER SHARE, BASIC AND DILUTED	$ (0.008)				$ (0.008)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED (000’s)	161,523				161,523

a)	Stock-Based Compensation
The Company issues stock-based awards in the form of stock options that vest over each specified time period. The options expire five years from the date of the grant.  Under previous GAAP, the Company recognizes the fair value of the award, determined at the time of the grant, on a straight-line basis over the respective vesting period.  Under IFRS 2 the fair value of each tranche of the award is considered to be a separate grant based on the vesting period with the fair value of each tranche determined separately and recognized as compensation expense over the term of its respective vesting period.  Accordingly, this will result in each grant being recognized as an expense at a faster rate than under previous GAAP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Six Month Periods Ended June 30, 2011 and 2010
(in Canadian dollars) (Unaudited)

b)           Investment in GEAM, LLC
Prior to January 1, 2011, the consolidated financial statements of the Company reflect the Company’s pro rata share of the joint venture’s assets, liabilities, and results of operations in accordance with the proportionate consolidation method of accounting.

On May 12, 2011, the IASB issued the new standard, IFRS 11, Joint Arrangements.  The effective date for this standard is January 1, 2013, with early adoption permitted.  This standard requires investments in joint ventures to be accounted using the equity method in accordance with IAS 28, Investments in Associates.  Investments in equity method investees are accounted for using the equity method as follows:

•	Investments are initially recognized at cost;
•	The Company’s share of post-acquisition profits or losses is recognized in profit or loss and is adjusted against the carrying amount of the investments;
•	The Company’s share of cash distribution is adjusted against the carrying amount of the investments;
•
When the Company’s share of losses equals or exceeds its interest in the investee, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the investee; and

•
Gains on transactions between the Company and its equity method investees are eliminated to the extent of the Company’s interest in these entities and losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The Company has elected to early adopt IFRS 11, and a result, assets, liabilities, income and expense accounts have been restated to reflect the investment using the equity method of accounting since its inception.

c)	Secured Subordinated Notes
Under previous GAAP, the Company allocates the proceeds received from the issuance of compound financial instruments based on the relative fair values of each of the components. IAS 32, Financial Instruments - Presentation, requires that the equity component of a compound financial instrument be assigned the residual amount after deducting from the fair value of the compound financial instrument as a whole the amount separately determined for the liability component.

14.	SUBSEQUENT EVENT

Subsequent to the quarter ended June 30, 2011, the Company realized proceeds in the amount of $320,000 from warrants exercised by current holders.

CORPORATE DIRECTORY

DIRECTORS

T. Christopher Bulger
Chairman of the Audit Committee

Anthony DeCristofaro
Chairman of the Board

Ryan Deslippe
Board Member

Marvin Igelman
Board Member

Amit Monga
Chief Executive Officer

Jim Moskos
Chief Operating Officer

CORPORATE OFFICE

Northcore Technologies Inc.
302 The East Mall, Suite 300
Toronto, Ontario M9B 6C7
1 888 287 7467

AUDITORS

Collins Barrow Toronto LLP
11 King Street, West, Suite 700
Toronto, Ontario, M5H 4C7

ADDITIONAL SHAREHOLDER INFORMATION

Website:
www.northcore.com

Email:
investor-relations@northcore.com

SHARES OUTSTANDING

As at June 30, 2011:
198,898,988 common shares

REGISTRAR & TRANSFER AGENT

Equity Financial Trust Company
200 University Avenue
Suite 400
Toronto, ON M5H 4H1

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange
    Symbol: NTI
OTC Bulletin Board
 Symbol: NTLNF

© 2011 Northcore
Technologies Inc.